SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D. C.  20549


                            FORM 11-K

                          ANNUAL REPORT


                Pursuant to Section 15 (d) of the
               Securities and Exchange Act of 1934

           For the fiscal year ended December 31, 1996


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


             AMENDED AND RESTATED CRANE CO. SAVINGS
                       AND INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            CRANE CO.
                    100 First Stamford Place
                   Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS


                                                        Page

INDEPENDENT AUDITORS' REPORT                              1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
     Benefits as of December 31, 1996 and 1995                 2
Statements of Changes in Net Assets
     Available for Benefits for the Years
     Ended December 31, 1996 and 1995                     3
Notes to Financial Statements                             4


SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1996 AND FOR  THE  YEAR
THEN ENDED

Item 27a - Schedule of Assets Held for Investment Purposes

Item 27d - Schedule of Reportable Transactions

INDEPENDENT AUDITORS' REPORT

Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1996 and (2) reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1996 financial statements taken as a whole.



Deloitte & Touche LLP
Stamford, Connecticut
June 10, 1997
                                   1

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
                                                1996          1995
ASSETS

INVESTMENTS, AT FAIR VALUE:
Vanguard Money Market Reserves - Prime
Portfolio                               $  7,597,233  $  8,548,608
Vanguard Investment Contract Trust        12,147,344    11,522,986
Vanguard/Windsor II                       26,964,028    21,236,725
Crane Co. Stock Fund                      43,410,426    34,923,023
Medusa Stock Fund                          1,314,830     1,162,257
Vanguard/Wellington Fund                   7,703,210     6,571,404
Vanguard/Morgan Growth Fund                5,289,060     3,612,514
Vanguard  Fixed  Income  Securities  -
Long-Term Corporate Portfolio              1,484,805     1,383,513
Vanguard Index Trust - 500 Portfolio         848,281          -
Vanguard/PRIMECAP Fund                       726,202          -
Loan Fund                                  2,971,977     2,372,752
          Total investments             $110,457,396  $ 91,333,782

RECEIVABLES:
Company contributions (Crane Co. Stock
Fund)                                        238,601       245,899
Employee contributions                       584,678       593,081
Employee loan payments                        93,793        74,466
          Total receivables                  917,072       913,446

             Total assets               $111,374,468  $ 92,247,228

LIABILITIES:

Forfeitures due Crane Co.  (Crane  Co.
Stock Fund)                                   32,389        79,155

NET ASSETS AVAILABLE FOR BENEFITS       $111,342,079  $ 92,168,073


See notes to financial statements.



AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                                                1996          1995
CONTRIBUTIONS:
Employee                                $  7,498,609  $  7,240,776
Crane Co. (Crane Co. Stock Fund)           3,091,336     3,047,268
     Total contributions                  10,589,945    10,288,044

EARNINGS ON INVESTMENTS:
Interest and dividends                     5,191,655     3,804,814
Net  appreciation in fair  value  of
investments                               10,777,328    15,226,700
     Total earnings on investments        15,968,983    19,031,514

DISTRIBUTIONS TO PARTICIPANTS             (7,995,738)  (7,378,854)
ROLLOVERS  AND TRANSFERS FROM  OTHER
PLANS                                        783,660     7,269,854
TRANSFER  OF ASSETS DUE TO  SALE  OF
SUBSIDIARY                                   (90,630)            -
FORFEITURES (Crane Co. Stock Fund)           (76,904)     (79,155)
ADMINISTRATIVE EXPENSE AND OTHER              (5,310)      (3,380)

NET INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS                              19,174,006    29,128,023

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                       92,168,073    63,040,050

NET ASSETS AVAILABLE FOR BENEFITS
  End of year                           $111,342,079   $92,168,073





See notes to financial statements.

                                      3

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements For the Years Ended December 31, 1996 and 1995

1. DESCRIPTION OF THE PLAN
    The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan ("the Plan"). Participants should refer to the Plan agreement and amendments for more complete information.

  A. General - The Plan is a defined contribution plan covering certain United States employees of Crane Co. and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  B. Administration of the Plan - The authority to manage, control and interpret the Plan is vested in the Administrative Committee of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the "named Fiduciary" within the meaning of the Employee Retirement Income Security Act of 1974.

  C. Participation - Subject to certain conditions, U.S. employees of Crane Co. and five of its subsidiaries, Huttig Sash & Door Company; Hydro-Aire, Inc.; Dyrotech Industries; Kemlite Company Inc., and Mark Controls Corporation, are eligible to participate in the Plan following completion of one year of service, as defined in the Plan document. (Effective June 1, 1997, employees are eligible to participate on the first day of the month coincident with or next following their date of hire.)

  D. Contributions and Funding Policy - Participants may elect to contribute to the Plan from two to sixteen percent (up to 10 percent on a pretax basis) of their annual compensation. Employees earning in excess of $66,000 ("highly compensated employees") are limited to 6 percent of pretax and/or after-tax contributions. (Effective June 1, 1997, the Plan no longer limits pretax contributions of non-highly compensated employees to 10 percent. In addition, the contribution limit for highly compensated employees--those whose 1997 earnings equal or exceed $80,000--is 7 percent.) Contributions are to be invested in short-term, stock, equity, bond, company stock or fixed income funds selected by the participant. The Company contributes on a matching basis an amount equal to 50 percent, of up to the first 6 percent of each participant's deferred savings, which is invested in Company common stock. In accordance with the Internal Revenue Code, participant pretax contributions could not exceed $9,500 in 1996.

  E. Expenses - Administrative expenses of the Plan (except those associated with the Crane Co. Stock Fund and the Medusa Stock Fund) are paid by the Employer. In addition personnel and facilities of the Employer used by the Plan for its accounting and other activities are
                                      4
  provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund and the Medusa Stock Fund are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.

  F. Vesting - Employee contributions are 100 percent vested. Vesting for employer contributions are as follows:

         Years of Service          Vested Interest
       Less than 1 year                 None
       1 year but fewer than 2           20%
       2 years but fewer than 3          40%
       3 years but fewer than 4          60%
       4 years but fewer than 5          80%
       5 years or more                  100%

 Participants  whose employment terminates by reason of death,  permanent
 disability  or  retirement  are fully vested.   Participants  are  fully
 vested upon the attainment of age sixty-five (65).

 G. Distributions - A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Administrative Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant's Company contribution portion which is not vested at the time of termination of employment is forfeited and used to reduce future Company contributions.

 H. Plan Termination - The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable. Subject to the requirements of the Internal Revenue Code, the Board of Directors shall thereupon direct either (i) that the Trustee continues to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

 I.  Tax  Status - The Plan received a determination letter dated  March
 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statement.

 J. Rollovers and Transfers from Other Plans - Rollovers and transfers from other qualified plans are accepted by the Crane Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

 K. Participant Loan Fund - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus 2 percent. Principal and interest are paid ratably through regular payroll deductions.

2. SUMMARY OF ACCOUNTING POLICIES
 The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Amended and Restated Crane Co. Savings and Investment Plan.

 A.   Investment Funds
  The Plan provides the following funds in which participants can elect to invest their Plan assets:

  Vanguard Money Market Reserves - Prime Portfolio - A diversified portfolio of money market instruments such as: domestic certificates of deposit and bankers' acceptances, commercial paper rated A1/P1 or better, U.S. Treasury and Government Agency securities and repurchase agreements on such securities and up to 15 percent of net assets in Eurodollar certificates of deposit and Yankee obligations.

  Vanguard Investment Contract Trust - Tax-exempt collective trust invested primarily in guaranteed investment contracts issued annually by insurance companies and commercial banks, and similar types of fixed principal investments.

  Vanguard/Windsor II - A diversified portfolio of equity securities. The fund's primary objective is to provide long-term growth of capital and income. Its secondary objective is to provide reasonable levels of current income.

  Crane Co. Stock Fund - Investments in common stock of Crane Co.

 Medusa Stock Fund - This fund was established for the purpose of receiving the distribution of common shares of Medusa Corporation to all holders of record of Crane Co. common stock. This distribution occurred in October 1988. Participants were 100 percent vested in the shares of Medusa Corporation on the date they were allocated to their accounts.

 Participants may not direct future contributions into the Medusa Stock Fund or transfer investments into this fund from any other investment program. Participants may transfer all or part of their Medusa Stock Fund balance to any other investment option presently being offered.

 Vanguard/Wellington Fund - A diversified portfolio of equity and fixed income securities aimed at conserving capital, providing reasonable levels of current income and profits without undue risks. Generally, 60-70 percent of net assets are allocated to equities and 30-40 percent to fixed income securities.

 Vanguard/Morgan Growth Portfolio - A diversified portfolio of equity securities seeking to provide long-term growth of capital; dividend income is incidental.

 Vanguard Fixed Income Securities - Long-Term Corporate Portfolio - A diversified portfolio of long-term investment-grade bonds seeking to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity. The fund's guidelines restrict investments to Corporate Bonds with credit ratings of A or higher, U.S. Government and agency securities, mortgage-backed securities and cash reserves.

 Vanguard Index Trust - 500 Portfolio - A broadly diversified portfolio of equity securities seeking to provide investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index. Given this objective the portfolio is expected to provide long-term growth of capital and income as well as a reasonable level of current income.

 Vanguard/PRIMECAP Fund - A diversified portfolio of equity securities seeking to provide long-term growth of capital; dividend income is incidental.

 The Trustee may, at its discretion, keep any portion of the above-mentioned investment programs in cash or short-term commercial paper to accommodate withdrawals and administrative fees or deposit all or any part of such funds in a "General Account" pending further instruction by participants.

B. Investment Valuation - Investments in funds listed on national securities exchanges are valued at the closing composite price published for the last business day of the year. Other funds are stated at fair value as determined by the trustee based on the quoted market price of the underlying securities. Guaranteed investment contracts are stated at contract value, which approximates market value.

Below are the investments whose fair value individually represented 5 percent or more of the Plan's net assets at year end:

                                         1996               1995
                   Principal         Market     Principal         Market
                   Amount ($)  or    Value      Amount ($)  or    Value
                   Shares/Units                 Shares/Units
Vanguard      Money
Market    Reserves-
Prime Portfolio        7,597,233 $ 7,597,233        8,548,608  $ 8,548,608
Vanguard/Windsor II    1,131,516 $26,964,028        1,027,915  $21,236,725
Vanguard Investment
Contract Trust       $12,147,344 $12,147,344      $11,522,986  $11,522,986
Vanguard/Wellington
Fund                     294,578 $ 7,703,210          268,989  $ 6,571,404
Crane   Co.   Stock
Fund                   1,496,395 $43,410,426        1,417,906  $34,923,023

      C.Investment  Transactions  and  Investment  Income  -   Investment
transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date.
Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

     D.General - The financial statements are prepared in conformity with generally accepted accounting principles. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior-year amounts have been restated to conform with the current year's presentation.

3. PARTIES-IN-INTEREST
 The Plan has investments and transactions with parties-in-interest, those parties being The Vanguard Group, Crane Co. and participants with loan balances.

4. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS
 Allocation by fund of net assets available for benefits at December 31, 1996 and 1995 follows:

                                                 1996            1995
Vanguard  Money Market  Reserves  -
Prime   Portfolio                       $   7,612,630   $   8,529,154
Vanguard Investment Contract Trust         12,263,666      11,664,657
Vanguard/Windsor II                        27,164,036      21,422,690
Crane Co. Stock Fund                       43,764,912      35,277,254
Medusa Stock Fund                           1,314,830       1,162,257
Vanguard/Wellington Fund                    7,798,543       6,666,937
Vanguard/Morgan Growth Fund                 5,345,044       3,666,652
Vanguard  Fixed Income  Securities-
Long-Term Corporate Portfolio               1,503,159       1,405,720
Vanguard   Index   Trust   -    500
Portfolio                                     866,313               -
Vanguard/PRIMECAP Fund                        736,969               -
Loan Fund                                   2,971,977       2,372,752
                                         $111,342,079    $ 92,168,073

5. INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS The changes in net assets available for benefits by fund for the years ended December 31, 1996 and 1995 were as follows:

Employee Contributions:
                                                1996             1995
Vanguard  Money Market  Reserves  -
Prime   Portfolio                       $    564,168     $    663,210
Vanguard Investment Contract Trust         1,320,427        1,540,338
Vanguard/Windsor II                        2,237,356        2,047,056
Crane Co. Stock Fund                       1,197,680        1,131,664
Medusa Stock Fund                                  -                -
Vanguard/Wellington Fund                   1,122,363        1,045,118
Vanguard/Morgan Growth Fund                  649,921          565,857
Vanguard Fixed Income Securities -
   Long-Term Corporate Portfolio             230,466          247,533
Vanguard   Index   Trust   -    500
Portfolio                                    102,388                -
Vanguard/PRIMECAP Fund                        73,840                -
                                        $  7,498,609     $  7,240,776

                                                                       9

Interest and Dividends:                       1996               1995
Vanguard  Money Market Reserves
- Prime   Portfolio                   $    423,505       $    461,266
Vanguard Investment Contract Trust         691,239            645,056
Vanguard/Windsor II                      1,891,892          1,216,389
Crane Co. Stock Fund                       684,446            657,339
Medusa Stock Fund                           17,069             17,869
Vanguard/Wellington Fund                   597,889            300,006
Vanguard/Morgan Growth Fund                504,012            298,967
Vanguard      Fixed      Income
Securities           -Long-Term
Corporate Portfolio                        124,686             81,524
Vanguard  Index  Trust  -   500
Portfolio                                   12,824                  -
Vanguard/PRIMECAP Fund                      18,679                  -
Loan Fund                                  225,414            126,398
                                      $  5,191,655       $  3,804,814
Net Appreciation (Depreciation)
in Fair Value of Investments:
Vanguard/Windsor II                   $ 3,310,639         $ 4,445,173
Crane Co. Stock Fund                    6,219,196           8,929,190
Medusa Stock Fund                         316,497              86,825
Vanguard/Wellington Fund                  485,526           1,107,649
Vanguard/Morgan Growth Fund               453,795             473,407
Vanguard      Fixed      Income
Securities-Long-Term
Corporate Portfolio                      (101,369)            184,456
Vanguard  Index  Trust  -   500
Portfolio                                  56,270                   -
Vanguard/PRIMECAP Fund                     36,774                   -
                                      $10,777,328         $15,226,700
Distributions to Participants:
Vanguard  Money Market Reserves
- Prime   Portfolio                   $  (984,744)       $(1,422,772)
Vanguard   Investment  Contract
Trust                                  (1,161,627)        (1,370,159)
Vanguard/Windsor II                    (1,744,278)        (1,412,296)
Crane Co. Stock Fund                   (2,689,238)        (2,440,357)
Medusa Stock Fund                        (101,035)          (106,419)
Vanguard/Wellington Fund                 (691,592)          (294,929)
Vanguard/Morgan Growth Fund              (323,586)          (117,684)
Vanguard      Fixed      Income
Securities     -      Long-Term
Corporate Portfolio                      (112,825)          (121,017)
Vanguard  Index  Trust  -   500
Portfolio                                    (468)                  -
Vanguard/PRIMECAP Fund                       (499)                  -
Loan Fund                                (185,846)           (93,221)
                                      $(7,995,738)       $(7,378,854)
                                      10

Transfer From (To) Other Funds:
                                             1996                1995
Vanguard  Money Market Reserves
- Prime   Portfolio                  $  (681,562)        $(1,683,269)
Vanguard   Investment  Contract         (231,295)            (93,015)
Trust
Vanguard/Windsor II                          817             672,509
Crane Co. Stock Fund                     135,620            (190,068)
Medusa Stock Fund                        (59,741)             (5,415)
Vanguard/Wellington Fund                (430,953)            744,492
Vanguard/Morgan Growth Fund              214,756             501,277
Vanguard      Fixed      Income
Securities            Long-Term
Corporate Portfolio                      (91,125)             53,489
Vanguard  Index   Trust  -  500
Portfolio                                577,152                    -
Vanguard PRIMECAP Fund                   566,331                    -
                                         $     -            $       -

Rollovers   and  Transfers   From
Other Plans:

Vanguard  Money Market Reserves
- Prime   Portfolio                 $      6,228          $6,482,990
Vanguard   Investment  Contract
Trust                                     18,454              13,150
Vanguard/Windsor II                      250,628              77,641
Crane Co. Stock Fund                      23,961             375,761
Medusa Stock Fund                              -                   -
Vanguard/Wellington Fund                 110,348              37,964
Vanguard/Morgan Growth Fund              187,363              53,428
Vanguard      Fixed      Income
Securities-Long-Term
Corporate Portfolio                       50,793                 400
Vanguard  Index  Trust  -   500
Portfolio                                 99,126                   -
Vanguard/PRIMECAP Fund                    36,759                   -
Loan Fund                                      -             228,520
                                     $   783,660          $7,269,854

6. AMOUNTS DUE TO PARTICIPANTS
       At December 31, 1995, amounts due to participants for benefit claims which have been processed and approved for payment by the Plan were $890,892. Such amounts were not recorded in the Plan's 1995 financial statements, but were included as benefits paid and payable in the Plan's 1995 Form 5500. Distribution was subsequently reflected in the Plan's 1996 financial statements.

                                SIGNATURE



   Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                     ADMINISTRATIVE COMMITTEE OF THE
                     AMENDED AND RESTATED CRANE CO.
                       SAVINGS AND INVESTMENT PLAN



                    D. S. Smith
                    D. S. Smith

                    A. I. duPont
                    A. I. duPont

                    R. B. Phillips
                    R. B. Phillips

                    R. A. DuBois
                    R. A. DuBois

                    G. A. Dickoff
                    G. A. Dickoff





Stamford, CT
June 20, 1997

       AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
        ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            DECEMBER 31, 1996

                           Shares/
                          Principal
   Identity of Issue     Amount ($)       Cost     Market Value
Vanguard  Money  Market
Reserves-Prime
Portfolio*                 7,597,233  $ 7,597,233  $  7,597,233
Vanguard     Investment
Contract Trust*          $12,147,344   12,147,344    12,147,344
Vanguard/Windsor II*       1,131,516   19,870,869    26,964,028
Crane Co. Stock Fund*      1,496,395   26,707,403    43,410,426
Medusa Stock Fund             33,602      320,909     1,314,830
Vanguard/Wellington
Fund*                        294,578    6,429,693     7,703,210
Vanguard/Morgan  Growth
Fund*                        338,392    4,623,879     5,289,060
Vanguard Index Trust  -
500 Portfolio*                12,265      793,699       848,281
Vanguard/PRIMECAP Fund*       24,142      689,078       726,202
Vanguard  Fixed  Income
Securities -  Long-Term
Corporate   Portfolio*       168,920    1,477,848     1,484,805
Loans to Participants*             -    2,971,977     2,971,977
                                      $83,629,932  $110,457,396



*Represents a party-in-interest to the plan.

       AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
              ITEM 27d SCHEDULE OF REPORTABLE TRANSACTIONS
                            DECEMBER 31, 1996

                      Cost of                Proceeds   Number
                      Assets     Number of     from       of    Net Gain
Identity of Issue    Purchased   Purchases     Sales    Sales   on Sale

Series of Transactions
Crane  Co.  Stock
Fund*                $10,882,848    134     $8,614,641  494    $1,615,704
Vanguard    Money
Market Reserves -
Prime Portfolio*     $ 7,003,760    352     $7,955,134  339            -
Vanguard/Windsor
II*                  $ 6,183,321    167     $3,766,658  384    $  787,953
Vanguard
Investment
Contract Trust*      $ 2,804,413    225     $2,180,054  312            -






   *Represents a party-in-interest to the plan.


                                  14